Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on Change of Senior Management” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

7 January 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2022-002

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED ON CHANGE OF SENIOR MANAGEMENT

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Pursuant to the provision of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the ninth session of the Board has agreed by signing to unanimously pass the following resolutions on 7 January 2022:

Agreed to appoint Mr. Wu Rong Xin as the Chief Engineer of the Company for a term consistent with that of the current session of the Board.

Agreed that Mr. Li Tong Bin ceased to be the Executive Vice President and Chief Engineer of the Company due to retirement.

The number of Directors supposed to be present for consideration was six, of which six attended the consideration in person. The Directors approved the above resolutions unanimously after consideration. The manners and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Mr. Li Tong Bin confirmed that he has no disagreement with the Board and the Company, and there are no other matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Li Tong Bin for his contributions to the development of the Company during his tenure of office of the Executive Vice President and Chief Engineer of the Company.

Opinions of the independent Directors:

Mr. Wu Rong Xin is legally qualified to hold the office, and his nomination procedures are in compliance with relevant laws, regulations and the Articles of Association of the Company. He is capable of meeting the responsibility requirements for the appointed position. We hereby agree the Board to appoint the above personnel.

The resignation procedures of Mr. Li Tong Bin are in compliance with relevant laws, regulations and the Article of Association of the Company. We hereby agree the above resolutions of the Board.

Independent Directors: Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y

The Board of

China Southern Airlines Company Limited

7 January 2022

Attached: Profile of Wu Rong Xin

Wu Rong Xin, male, born in January 1972 (aged 50), graduated with a bachelor’s degree from China Civil Aviation Institute, majoring in thermal power machinery and equipment. He has an Executive Master of Business Administration (EMBA) degree from the School of Economics and Management of Tsinghua University. He began his career in July 1994 and joined the Chinese Communist Party in February 1997. He served as the Manager of Finance Division of the Aircraft Engineering Department of the Company; Chief Financial Officer and a member of the Party Committee of Guangzhou Aircraft Maintenance Engineering Co., Ltd. in June 2008; Deputy General Manager and Deputy Party Secretary of Guangzhou Aircraft Maintenance Engineering Co., Ltd. in April 2011; Director of Planning and Investment Department of China Southern Air Holding Company in November 2016; General Manager of Strategic Planning and Investment Department of China Southern Air Holding Company and the Company in April 2017; General Manager and Deputy Party Secretary of the Aircraft Engineering Department of the Company in March 2021; and General Manager of the Engineering Technology Branch (Aircraft Engineering Department) and Deputy Party Secretary of the Party Committee of the Company in September 2021.